J.P.Morgan

383 Madison Avenue
New York, NY 10179

December 22, 2024

El Puerto de Liverpool, S.A.B. de C.V.
Senior Unsecured Bridge Facility
Commitment Letter

El Puerto de Liverpool, S.A.B. de C.V.
Mario Pani 200
Colonia Santa Fe Cuajimalpa
05328 Ciudad de Mexico
Alcaldía Cuajimalpa

Attention: José Antonio Diego

Ladies and Gentlemen:

El Puerto de Liverpool, S.A.B. de C.V., a publicly traded company incorporated and existing under the laws of Mexico (the "*Borrower*" or "*you*") has informed JPMorgan Chase Bank, N.A. ("*JPMorgan*"; JPMorgan in any of its capacities, together with any of its capacities hereunder, together with any financial institutions appointed as Additional Arrangers (as defined below), the "*Commitment Parties*", "*we*" or "*us*"), that Norse Holdings, Inc., a newly created special purpose entity organized under the laws of Delaware ("*Parent*") formed at the direction of you and certain members of the Nordstrom family (collectively, the "*Investors*") intends to acquire, directly or indirectly, (the "*Acquisition*"), all of the outstanding equity interests of the company previously identified to us by you as "*Navy*" (the "*Company*"), other than those equity interests of the Company currently held by the Investors and/or their affiliates. You have further advised us that, in connection with the foregoing, you intend to consummate the other Transactions described in the Transaction Description attached hereto as Exhibit A (the "*Transaction Description*"). In connection with the foregoing, you have requested that JPMorgan agrees to arrange and syndicate a senior unsecured bridge facility in an aggregate amount of US$900 million (the "*Facility*"), and that JPMorgan commit to provide the entire principal amount of the Facility and to serve as administrative agent for the Facility.

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description or the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the "*Term Sheet*"; this commitment letter, the Transaction Description, the Term Sheet and the Conditions Precedent to the Facility attached hereto as Exhibit C, collectively, the "*Commitment Letter*").

JPMorgan is pleased to advise you that it is willing to act as arranger for the Facility.

Furthermore, JPMorgan (in such capacity, an "*Initial Lender*" and, together with each Additional Arranger pursuant to Section 1 hereof, the "*Initial Lenders*") is pleased to advise you of its commitment to provide the entire amount of the Facility (the "***Commitment***") upon the terms and subject to the conditions set forth or referred to in this Commitment Letter.

1. Titles and Roles

It is agreed that JPMorgan will act as the sole and exclusive Administrative Agent (in such capacity, the "***Administrative Agent***"), and that JPMorgan will act as lead arranger and bookrunner (in such capacities, the "***Lead Arranger***") for the Facility; provided that the Borrower agrees that JPMorgan may perform its responsibilities hereunder through its affiliate, J.P. Morgan Securities LLC. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than as expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facility except for the Additional Arrangers (and related compensation) referred to below. You and we have agreed to the Final Hold for the amount of JPMorgan's Commitment to the Facility after giving effect to the Commitments expected to be provided by certain financial institutions that will be awarded the title of mandated lead arranger (collectively, upon accepting a Commitment, the "***Additional Arrangers***"), and, in furtherance of the foregoing: (a) you have separately identified to us three (3) additional financial institutions acceptable to us as prospective Additional Arrangers to commit to provide a portion of the Facility that would be necessary such that, after giving effect thereto, JPMorgan's Commitment will be reduced to the Final Hold, and you and we shall cooperate in good faith such that such financial institutions so commit and become Additional Arrangers and (b) if, notwithstanding the foregoing, JPMorgan's Commitment has not been reduced to the Final Hold pursuant to clause (a) above, we will identify one or more additional prospective Additional Arrangers reasonably acceptable to you (and in any event, not on the list of Disqualified Institutions separately identified by you) to provide such additional commitments such that JPMorgan's Commitment is so reduced to the Final Hold, and you and we shall cooperate in good faith such that such financial institutions so commit and become Additional Arrangers. Such appointments shall otherwise be with such economics and Commitment amounts mutually determined by you and us; provided that (i) each such Additional Arranger or its affiliates shall commit to a pro rata portion of the Facility (and the economics allocated to such Additional Arranger or its affiliates with respect to the Facility will be in an amount mutually agreed by you and us, but in any event not greater than proportionate to the percentage of the Facility committed to by such Additional Arranger and its affiliates) in accordance with in accordance with Section 2 below; (ii) no Additional Arranger shall be allocated a greater percentage of the commitments with respect to the Facility (and corresponding compensatory economics) than JPMorgan; (iii) not more than three Additional Arrangers shall be mandated lead arrangers, agents, co-agents, managers or co-managers and (iv) each Additional Arranger and/or its affiliate shall become a party hereto in accordance with Section 2 below. Upon any Additional Arranger accepting a commitment in respect of the Facility, the Commitment of JPMorgan hereunder and under the Fee Letter in respect of the Facility will be proportionately reduced by the amount of the commitments of such appointed entity or its affiliates upon the execution by such financial institution or such affiliate, as applicable, of customary joinder documentation acceptable to you and us, and such Additional Arranger shall assume the obligations of the "***Commitment Parties***" and, if applicable, as "***Additional Arranger***" hereunder with respect to the Facility on terms reasonably acceptable to you and us and, thereafter, each such Additional Arranger shall constitute a "Commitment Party" and, to the extent the context requires, an "Additional Arranger" under this Commitment Letter and under the Fee Letter; provided that, notwithstanding the foregoing or any other provision of this Commitment Letter, prior to the initial funding on the Closing Date, in no event shall JPMorgan's Commitment hereunder be reduced to an amount that is less than the Final Hold.

Notwithstanding any other provision of this Commitment Letter to the contrary and notwithstanding any assignment or other transfer by the Lead Arranger, but in any event subject to and after giving effect to the foregoing provisions with respect to Additional Arrangers and their affiliates becoming Initial Lenders in accordance with such paragraph: (x) no Initial Lender shall be relieved, released or novated from its obligations hereunder (including its obligation to fund its applicable percentage of the Facility on the Closing Date if the conditions set forth in Section 5 (including those set forth in Exhibit C attached hereto) are satisfied or waived by the Initial Lenders) in connection with any assignment or other transfer until after the initial funding of the Facility on the Closing Date, (y) no such assignment or other transfer shall become effective (as between you and the Initial Lenders) with respect to any portion of the Initial Lenders' commitments in respect of the Facility until the initial funding of the Facility on the Closing Date, and (z) unless the Borrower agrees in writing, each Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Facility, including all rights with respect to consents, waivers, modifications, supplements and amendments, until the initial funding of the Facility on the Closing Date has occurred. For the avoidance of doubt, JPMorgan's Commitment hereunder is not conditioned upon the receipt of Commitments from any Additional Arrangers, nor shall its Commitment be reduced unless and until you have received Commitments from any Additional Arrangers and then such reduction shall be made only in accordance with the terms of this Commitment Letter.

2. Syndication

The Lead Arranger reserves the right, prior to or after the execution of the Facility, to syndicate all or a part of its commitment hereunder with respect to the Facility to one or more banks, financial institutions and other institutional lenders identified by the Lead Arranger and reasonably acceptable to you (together with JPMorgan, the "*Lenders*"). JPMorgan intends to commence syndication efforts promptly upon the execution of this Commitment Letter. You agree actively to assist JPMorgan in completing a syndication satisfactory to it and you. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, in all cases upon reasonable prior notice and at times and locations to be mutually and reasonably agreed upon, (c) the hosting, with JPMorgan, of one or more meetings of prospective Lenders upon reasonable prior notice and at times and locations to be mutually and reasonably agreed upon and (d) as set forth in the next paragraph, assistance in the preparation of customary materials to be used in connection with the syndication (collectively with the Term Sheet, the "*Information Materials*"). You hereby authorize the Lead Arranger to download copies of the Borrower's trademark logos from its website and post copies thereof and any Information Materials to a deal site on IntraLinks™, DebtDomain, SyndTrak, ClearPar or any other electronic platform chosen by the Lead Arranger to be its electronic transmission system (an "*Electronic Platform*") established by the Lead Arranger to syndicate the Facility in accordance with JPMorgan's standard syndication practices (it being understood and agreed that all information so posted shall continue to be subject to the terms of the confidentiality provisions set forth herein and any confidentiality requirements and undertakings set forth in such Electronic Platform), and to use the Borrower's trademark logos on any confidential information memoranda, presentations and other marketing materials prepared in connection with the syndication of the Facility or, with your consent (which consent not to be unreasonably withheld, conditioned or delayed), in any advertisements that we may place after the Closing Date in financial and other newspapers, journals, the World Wide Web, home page or otherwise, at our own expense describing our services to the Borrower hereunder. You also understand and acknowledge that, subject to your prior written consent in each instance prior to the Closing Date, we may provide to market data collectors, such as league table, or other service

providers to the lending industry, information regarding the closing date, size, type, purpose of, and parties to, the Facility. The Lead Arranger will not syndicate the commitments or any portion thereof to Disqualified Institutions (as defined in the Term Sheet).

You will assist us in preparing Information Materials, including but not limited to a Confidential Information Memorandum or lender slides, for distribution to prospective Lenders. If requested, you also will assist us in preparing an additional version of the Information Materials (the "***Public-Side Version***") to be used by prospective Lenders' public-side employees and representatives ("***Public-Siders***") who do not wish to receive material non-public information (within the meaning of United States federal securities laws) with respect to the Company, the Borrower, the Guarantor, their respective affiliates and any of their respective securities ("***MNPI***") and who may be engaged in investment and other market related activities with respect to the Company, the Borrower's, the Guarantor's or any of their respective affiliates' securities or loans. Before distribution of any Information Materials, you agree to execute and deliver to us (a) a letter in which you authorize distribution of the Information Materials to a prospective Lender's employees willing to receive MNPI ("***Private-Siders***") and (b) a separate letter in which you authorize distribution of the Public-Side Version to Public-Siders and represent that no MNPI is contained therein. You also acknowledge that publishing debt analysts employed by JPMorgan and its affiliates who are Public-Siders may participate in any meetings or telephone conference calls held pursuant to clause (c) of the immediately previous paragraph; provided that such analysts shall not publish any information obtained from such meetings or calls (i) until the syndication of the Facility has been completed upon the making of allocations by JPMorgan and JPMorgan freeing the Facility to trade or (ii) in violation of any confidentiality agreement between you and JPMorgan.

The Borrower agrees that the following documents may be distributed to both Private-Siders and Public-Siders, unless the Borrower advises JPMorgan in writing (including by email) within a reasonable time prior to their intended distribution that such materials should only be distributed to Private-Siders: (a) administrative materials prepared by JPMorgan for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, made in consultation with the Borrower, and funding and closing memoranda), (b) term sheets that have been approved by you in advance summarizing the Facility's terms and notification of changes in the Facility's terms and (c) other materials intended for prospective Lenders after the initial distribution of Information Materials. If you advise us that any of the foregoing should be distributed only to Private-Siders, then Public-Siders will not receive such materials without further discussions with you.

The Borrower hereby authorizes JPMorgan to distribute draft and execution versions of definitive documentation relating to the Facility to Private-Siders and Public-Siders.

As Lead Arranger, JPMorgan will manage all aspects of the syndication in consultation with you (subject to the provisions set forth in this Commitment Letter); provided, that the following shall be subject to your consent (such consent not to be unreasonably withheld or delayed): (a) decisions as to the selection of institutions to be approached and when they will be approached, (b) when their commitments will be accepted, (c) which institutions will participate, (d) the allocations of the commitments among the Lenders and (e) the amount and distribution of fees among the Lenders. In acting as the Lead Arranger, JPMorgan will have no responsibility other than to arrange the syndication as set forth herein and is acting solely in the capacity of an arm's length contractual counterparty to the Borrower with respect to the arrangement of the Facility (including in connection with determining the terms of the Facility) and not as a financial advisor or a fiduciary to, or an agent of, the Borrower or any other person.

To ensure an effective syndication of the Facility, you agree that, prior to and during the syndication of the Facility, you shall ensure that there shall be no competing issue, offering, placement or arrangement of any debt securities or bank financing by or on behalf of you or any of your subsidiaries, if such issuance, offering, placement or arrangement could reasonably be expected to impair the syndication of the Facility in any respect; provided that the foregoing will not limit the Borrower or the Guarantor or, as applicable, their respective subsidiaries' ability to (a) enter into the Facility, (b) incur short-term debt for working capital, (c) incur capital lease, purchase money and equipment financing, in each case, in the ordinary course of business, (d) enter into any other financing arrangements agreed to by the Lead Arranger and its affiliates or (e) issue senior secured or unsecured notes to finance the Acquisition.

Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter or any other letter agreement or undertaking concerning the financing of the Transactions, none of the commencement nor the completion of the syndication of the Facility shall constitute a condition precedent to the availability and initial funding of the Facility on the Closing Date or at any time thereafter.

3. Information

To assist JPMorgan in its syndication efforts, you agree promptly to provide to the Lead Arranger all customary and reasonably available information with respect to the Borrower, the Guarantor and the transactions contemplated hereby, including all customary financial information and projections (the "*Projections*"), as we may reasonably request in connection with the arrangement and syndication of the Facility. You hereby represent and covenant that (with respect to information relating to the Company and its subsidiaries, to the best of your knowledge) (a) all written factual information other than the Projections (the "*Information*"), forward looking information and information of a general economic or industry specific nature that has been or will be made available to the Lead Arranger by you or any of your representatives in connection with the transactions contemplated hereby, when taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements and updates provided thereto) and (b) the Projections that have been or will be made available to the Lead Arranger by you or any of your representatives on your behalf in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time such Projections are made available to us; it being understood that such Projections are as to future events and are not to be viewed as facts, such Projections are subject to significant uncertainties and contingencies and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results, such differences may be material, and that no assurance can be given that the projected results will be realized. If, at any time prior to the termination of this Commitment Letter, you become aware that any of the representations and warranties in the preceding sentence would not be correct (to the best of your knowledge with respect to Information and Projections and any forward looking information relating to the Company and its subsidiaries) in any material respect if the Information or Projections were being furnished, and such representations and warranties were being made, at such time, then you agree to promptly supplement (and with respect to the Company, use commercially reasonable efforts to the extent practical and appropriate and consistent with the Acquisition Agreement to cause the Company to supplement) the Information and/or Projections so that the representations and warranties contained in this paragraph will be correct (to the best of your knowledge with respect to Information and Projections and any forward looking information relating to the Company and its subsidiaries) in all material respects under those circumstances; provided that the obligations to supplement the Information and Projections under this sentence shall not in any event terminate prior to the Closing Date, and it being agreed that any such supplementation shall cure any breach or deemed breach of any such representation. You understand that in arranging and syndicating the Facility we may use and rely on the Information and Projections without independent verification thereof. For the avoidance of doubt, the accuracy of the representations set forth above in this paragraph is not a condition precedent to the commitments hereunder or the funding of the Facility on the Closing Date.

4. Fees

As consideration for each Commitment Party's commitment hereunder and its agreement to perform the services described herein, you agree to pay to such Commitment Party the nonrefundable fees set forth in Annex I to the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith (the "*Fee Letter*").

You agree that, once paid, the fees or any part thereof payable hereunder or under the Fee Letter shall not be refundable under any circumstances, regardless of whether the transactions or borrowings contemplated by this Commitment Letter are consummated, except as otherwise agreed in writing by you and JPMorgan. All fees payable hereunder and under the Fee Letter shall be paid in immediately available funds in U.S. Dollars and shall not be subject to reduction by way of withholding, setoff or counterclaim or be otherwise affected by any claim or dispute related to any other matter. In addition, all fees payable hereunder shall be paid without deduction for any taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any national, state, local or foreign taxing authority, or will be grossed up by you for such amounts.

5. Conditions

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions (as defined in Exhibit A) to the contrary, (a) the only conditions (express or implied) to the availability and initial funding of the Facility on the Closing Date are those expressly set forth on Exhibit C hereto, (b) the only representations and warranties (and related defaults) the making and accuracy of which shall be a condition to the availability and funding of the Facility on the Closing Date shall be (i) such of the representations and warranties made by, or with respect to, the Company in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you (or your affiliates) have the right to terminate, pursuant to the terms of the Acquisition Agreement (taking into account any notice, grace periods and cure provisions), the Acquisition Agreement or the right, pursuant to the terms of the Acquisition Agreement, to decline to consummate the Acquisition (in each case, in accordance with the terms thereof and without any liability to and without resulting in the payment of any fees, liquidated damages or other amounts by you or any affiliate under the Acquisition Agreement) as a result of a breach of such representations and warranties in the Acquisition Agreement (each to such extent, the "*Specified Acquisition Agreement Representations*") and (ii) the Specified Representations (as defined below) made in the Credit Documentation and (c) the terms of the Credit Documentation shall be in a form such that they do not impair the availability or funding of the Facility on the Closing Date if the conditions expressly set forth in Exhibit C hereto are satisfied (or waived by the Lead Arranger). For purposes hereof, "*Specified Representations*" means the representations and warranties of the Borrower and the Guarantor to be set forth in the Credit Documentation relating to the corporate existence of the Borrower and the Guarantor; corporate power and authority (in each case, solely as to execution, delivery and performance of the Credit Documentation by the

Borrower and the Guarantor); due authorization, execution and delivery by the Borrower and the Guarantor and enforceability of the Credit Documentation; no conflicts with organizational documents of the Borrower or the Guarantor (in each case, solely as it relates to the entering into and the performance of the Credit Documentation and any borrowing thereunder and the guarantee to be provided thereunder); no approvals, consents or authorizations required from any governmental authority in connection with the execution, delivery and performance of the Credit Documentation by the Borrower and the Guarantor; solvency (solvency to be defined in a manner consistent with the manner in which solvency is determined in the solvency certificate to be delivered pursuant to paragraph 6 of Exhibit C hereto) as of the Closing Date (after giving effect on a pro forma basis to the Transactions) of the Borrower, the Guarantor and their respective subsidiaries on a consolidated basis; the use of proceeds of the Facility not violating Federal Reserve margin regulations, the Patriot Act, OFAC, the FCPA and other sanctions, anti-corruption and anti-money laundering laws applicable to the Borrower and the Guarantor and their respective subsidiaries; and the Investment Company Act. Notwithstanding anything to the contrary contained herein, if any of the Specified Representations are qualified or subject to "material adverse effect", the definition of "Material Adverse Effect" in the Acquisition Agreement shall apply for the purposes of any representations and warranties made, or to be made, on or as of the Closing Date. This paragraph, and the provisions herein, shall be referred to as the "*Limited Conditionality Provisions*".

6. Limitation of Liability, Indemnity, Settlement

(a) *Limitation of Liability.*

You agree that in no event shall any of the Commitment Parties or any of their respective affiliates and their respective officers, directors, employees, advisors, and agents (each, and including, without limitation, each Commitment Party, an "*Arranger-Related Person*") have any Liabilities, on any theory of liability, for any special, indirect, exemplary, consequential or punitive damages incurred by you, your affiliates or your respective equity holders arising out of, in connection with, or as a result of, this Commitment Letter, the Fee Letter or any other agreement or instrument contemplated hereby and (ii) no Arranger-Related Person shall have any Liabilities arising from, or be responsible for, the use by others of Information or other materials (including, without limitation, any personal data) obtained through electronic, telecommunications or other information transmission systems, including an Electronic Platform or otherwise via the internet other than, solely in the case of this clause (ii), Liabilities constituting direct, as opposed to special indirect, exemplary, consequential or punitive, damages, that are found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from such Arranger-Related Person's gross negligence, bad faith or willful misconduct (it being understood and agreed that all information and materials so transmitted shall continue to be subject to the confidentiality provisions set forth herein and in such Electronic Platform); provided that, nothing in this clause (a) shall relieve you of any obligation you may have to indemnify an Indemnified Person, as provided in clause (b) below, against any special, indirect, exemplary, consequential or punitive damages asserted against such Indemnified Person by a third party. You agree, to the extent permitted by applicable law, to not assert any claims against any Arranger-Related Person with respect to any of the foregoing. As used herein, the term "*Liabilities*" shall mean any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.

Neither you nor any of your affiliates nor any of your or any of your affiliates' respective officers, directors, employees, agents, controlling persons, advisors or other representatives (or any successor or permitted assign of any of the foregoing) be will be responsible or liable to any Arranger-Related Person for any special, indirect, exemplary, consequential or punitive damages in connection with this Commitment Letter, the Fee Letter or any other agreement or instrument contemplated hereby; provided, that nothing in this sentence shall limit your indemnity and reimbursement obligations set forth in this Section 6.

(b)   _Indemnity._

You agree (i) to (A) indemnify and hold harmless each of the Commitment Parties and its affiliates and their respective officers, directors, employees, advisors, and agents (each, and including, without limitation, each Commitment Party, an "**_Indemnified Person_**") from and against any and all Liabilities and related reasonable and documented out-of-pocket expenses to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Facility, the use of the proceeds thereof, any related transaction or the activities performed or the Commitments or services furnished pursuant to this Commitment Letter or the role of each Commitment Party in connection therewith or in connection with any actual or prospective claim, litigation, investigation, arbitration or administrative, judicial or regulatory action or proceeding in any jurisdiction relating to any of the foregoing (including in relation to enforcing the terms of clause (a) above and the terms of this clause (b)) (each, a "**_Proceeding_**"), regardless of whether or not any Indemnified Person is a party thereto and whether or not such Proceeding is brought by you, your equity holders, affiliates, creditors or any other person and (B) reimburse each Indemnified Person promptly upon written demand for any reasonable and documented out-of-pocket legal or other expenses incurred in connection with investigating or defending any of the foregoing, regardless of whether or not in connection with any pending or threatened Proceeding to which any Indemnified Person is a party (but limited, in the case of legal fees and expenses, to one outside counsel to all such Indemnified Persons taken as a whole and, if necessary, one local counsel in each relevant jurisdiction (which may be a single firm acting in multiple jurisdictions) (and, in the case of an actual or potential conflict of interest, of an additional primary firm of outside counsel and an additional counsel in each relevant jurisdiction to the affected persons taken as a whole); provided that the foregoing indemnity will not, as to any Indemnified Person, apply to any Liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to (1) have resulted from (x) the willful misconduct, bad faith or gross negligence of such Indemnified Person in performing its activities or in furnishing its Commitments or services under this Commitment Letter or (y) a material breach of its obligation of each Commitment Party or any of such Commitment Party's affiliates under this Commitment Letter, or (2) have not resulted from an act or omission by you or any of your affiliates and have been brought by an Indemnified Person against any other Indemnified Person (other than any claims against any Commitment Party in its capacity or in fulfilling its role as an arranger or agent or any similar role hereunder and (ii) to reimburse each Commitment Party and its affiliates on demand for all reasonable and documented out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant's fees and expenses, travel expenses, and reasonable and documented fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive documentation relating to the Facility) or the administration, amendment, modification or waiver thereof.

(c)   _Settlement._

You shall not, without the prior written consent of JPMorgan and its affiliates (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by JPMorgan unless (x) such settlement includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to JPMorgan from all liability on claims that are the subject matter of such Proceedings and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any JPMorgan or any injunctive relief or other non-monetary remedy. You acknowledge that any failure to comply with your obligations under the preceding sentence may cause irreparable harm to JPMorgan and the other Indemnified Persons.

The Borrower shall not be liable for any settlement of any Proceeding effected without its written consent, but if settled with your written consent (not to be unreasonably withheld or delayed) or if there is a final judgment for the plaintiff in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all Liabilities and related expenses by reason of such settlement or judgment in accordance with, and subject to, the terms of clause (b) above.

7. <u>Affiliate Activities, Sharing of Information, Absence of Fiduciary Relationships</u>

Each Commitment Party may employ the services of its affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment Letter, and, to the extent so employed, such affiliates shall be entitled to the benefits, and be subject to the obligations, of such Commitment Party hereunder. Each Commitment Party shall be responsible for its affiliates' failure to comply with such obligations under this Commitment Letter.

You acknowledge that each Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Each Commitment Party agrees that it will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by such Commitment Party of services for other companies, and such Commitment Party will not furnish any such information to other companies. You also acknowledge that no Commitment Party has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

You agree that each Commitment Party will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between such Commitment Party, on the one hand, and you and your respective equity holders or your and their respective affiliates on the other hand. You acknowledge and agree that (a) the transactions contemplated by this Commitment Letter are arm's-length commercial transactions between each Commitment Party and, if applicable, its affiliates, on the one hand, and you, on the other, (b) in connection therewith and with the process leading to such transaction such Commitment Party and, if applicable, each of its affiliates, is acting solely as a principal and has not been, is not and will not be acting as an advisor, agent or fiduciary of you, your management, equity holders, creditors, affiliates or any other person and (c) with respect to the transactions contemplated hereby or the process leading thereto, such Commitment Party and, if applicable, its affiliates, has not assumed (x) an advisory or fiduciary responsibility in favor of you or your affiliates (irrespective of whether such Commitment Party or any of its affiliates has advised or is currently advising you or your affiliates on other matters (which, for the avoidance of doubt, includes acting as a financial advisor to the Borrower or any of its affiliates in respect of any transaction related hereto)) or (y) any other obligation except the obligations expressly set forth in this Commitment Letter. You further acknowledge and agree that (i) you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto, (ii) you are capable of evaluating and understand and accept the terms, risks and conditions of the transactions contemplated hereby, and no Commitment Party shall have responsibility or liability to you with respect thereto, and (iii) no Commitment Party is advising the Borrower as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction, and you shall consult with your own advisors concerning such matters and you shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby. Any review by a Commitment Party or any of its affiliates of the Borrower, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of such Commitment Party and shall not be on behalf of the Borrower. The Borrower agrees that it will not claim that any Commitment Party has rendered any advisory services or assert any claim against any Commitment Party based on an alleged breach of fiduciary duty by such Commitment Party in connection with this Commitment Letter and the transactions contemplated hereby or assert any claim based on any actual or potential conflict of interest that might be asserted to arise or result from the engagement of such Commitment Party or any of its affiliates acting as a financial advisor to the Borrower or any of its affiliates, on the one hand, and the engagement of such Commitment Party hereunder and the transactions contemplated hereby, on the other hand.

You further acknowledge that each Commitment Party is a full service securities or banking firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, each Commitment Party may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you and other companies with which you may have commercial or other relationships. With respect to any securities and/or financial instruments so held by a Commitment Party or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

8. Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter and for whom you shall be responsible for any breach by any one of them of this confidentiality undertaking or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided, that (x) you may disclose this Commitment Letter and the contents hereof (but not the Fee Letter or the contents thereof other than pursuant to clause (i) below and only if redacted in a manner satisfactory to the Lead Arranger) (i) to the Company and its subsidiaries and their respective officers, directors, employees, attorneys, agents, accountants, advisors, controlling persons, creditors and equity holders who are directly involved in the consideration of this matter, in each case on a confidential basis (with the Borrower responsible for compliance by any of the foregoing persons with this paragraph), provided that, for the avoidance of doubt, the Company may disclose this Commitment Letter and the contents hereof in connection with any required filings with the Securities and Exchange Commission or any equivalent regulatory authority in applicable foreign jurisdictions (but not the Fee Letter or the contents thereof), (ii) in any marketing materials, prospectus or other offering memorandum, or any public or regulatory filing in each case relating to the Facility, (iii) to any rating agencies, (iv) to potential debt providers in coordination with us to obtain commitments to the Facility from such potential debt providers and (v) to the extent such information becomes publicly available other than by reason of improper disclosure by you or your Related Persons in violation of any confidentiality obligations hereunder and (y) you may disclose the aggregate amounts contained in the Fee Letter as part of the Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts, <u>provided further</u> that, the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) on the date that is two years after this Commitment Letter has been accepted by you; <u>provided</u>, <u>further</u>, you may disclose this Commitment Letter to the Company and its legal counsel after this Commitment Letter has been accepted by you; <u>provided</u> that each of the Company and its legal counsel shall keep the Commitment Letter and its terms confidential and you agree to be responsible for any breach by the Company and its legal counsel of this confidentiality undertaking.

Each Commitment Party will treat all non-public information provided to it by or on behalf of you in connection with the transactions contemplated hereby confidentially and shall not publish, disclose or otherwise divulge, such information; <u>provided</u> that nothing herein shall prevent any Commitment Party and its affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation, subpoena or compulsory legal process or upon the request or demand of any regulatory authority (including any self-regulatory authority) or other governmental authority purporting to have jurisdiction over a Commitment Party or any of its affiliates (in which case each Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any self-regulatory authority or governmental or regulatory authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law or regulation, to inform you promptly thereof prior to disclosure), (b) to the extent that such information becomes publicly available other than by reason of improper disclosure by a Commitment Party or any of its affiliates in violation of any confidentiality obligations owing to you hereunder, (c) to the extent that such information is received by a Commitment Party from a third party that is not, to such Commitment Party's knowledge, subject to contractual or fiduciary confidentiality obligations owing to you with respect to such information, (d) to the extent that such information is independently developed by a Commitment Party or any of its affiliates, (e) to each Commitment Party's affiliates and their and their respective employees, directors, officers, independent auditors, rating agencies, professional advisors and other experts or agents who need to know such information in connection with the transactions contemplated hereby and who are informed of the confidential nature of such information (with each Commitment Party responsible for its affiliates' compliance with this paragraph), (f) for purposes of establishing a "due diligence" defense, (g) in connection with the exercise of any remedies hereunder or under the Fee Letter or any suit, action or proceeding relating to this Commitment Letter, the Fee Letter or the Facility, (h) to the other Commitment Parties, and/or (i) to prospective Lenders, hedge providers, participants or assignees (collectively, "***Prospective Parties***"); <u>provided</u> that for purposes of clause (i) above, the disclosure of any such information to any Prospective Party shall be made subject to such Prospective Party's written agreement to treat such information confidentially (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and us, including, without limitation, as agreed in any confidential information memorandum or other marketing materials) in accordance with our standard syndication processes or customary market standards for dissemination of such type of information. If the Facility closes, the Commitment Parties' obligations under this paragraph shall terminate and be superseded by the confidentiality provisions in the definitive documentation relating to the Facility. Otherwise, the provisions of this paragraph shall expire two years after the date hereof.

For the avoidance of doubt, nothing in this confidentiality provision shall prohibit any person from voluntarily disclosing or providing any information within the scope of this confidentiality provision to any governmental, regulatory or self-regulatory organization (any such entity, a "***Regulatory Authority***") to the extent that any such prohibition on disclosure set forth in this confidentiality provision shall be prohibited by the laws or regulations applicable to such Regulatory Authority.

9. Miscellaneous

This Commitment Letter shall not be assignable by any party hereto without the prior written consent of each other party hereto (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto, other than (a) as expressly set forth in Section 6 and Section 7 above and (b) assignments in accordance with and subject to the limitations provided in Section 2 above; provided that, notwithstanding the foregoing, JPMorgan may assign its rights and obligations hereunder to any of its affiliates without your consent (it being understood and agreed that no such assignment to an affiliate shall reduce the amount of JPMorgan's Commitment hereunder or otherwise relieve, release or novate JPMorgan from its obligations hereunder). This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto.

This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. The words "execution," "signed," "signature," "delivery," and words of like import in or relating to this Commitment Letter, the Fee Letter and/or any document to be signed in connection with this letter agreement and the transactions contemplated hereby shall be deemed to include Electronic Signatures (as defined below), deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be. "**Electronic Signatures**" means any electronic symbol or process attached to, or associated with, any contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record.

This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. Each party hereto consents and submits to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan). Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right to any other jurisdiction to which it may be entitled by reason of domicile, place or residence or any other reason, (b) any right it may have to a trial by jury in any legal proceeding arising out of or relating to this Commitment Letter, the Term Sheet, the Fee Letter or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory) and (c) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the federal or state courts located in the City of New York, Borough of Manhattan.

The Borrower hereby irrevocably appoints Cogency Global Inc. (the "***Process Agent***"), with an office on the date hereof at 122 East 42nd Street, New York, NY 10168, United States, as its agent to receive on behalf of the Borrower and its property service of copies of the summons and complaint and any other notice, document or process which may be served in such action, litigation or proceeding. Such service may be made by mailing or delivering a copy of such process to the Borrower in care of the Process Agent, and the Borrower hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. As an alternative method of service, the Borrower also irrevocably consents to the service of any and all process in any such action, litigation or proceeding by the mailing of copies of such process to the Borrower at its address specified on the first page of this Commitment Letter.

Each Commitment Party hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the "*Patriot Act*") and 31 C.F.R. § 1010.230 (the "*Beneficial Ownership Regulation*"), it and its affiliates are required to obtain, verify and record information that identifies the Borrower and the Guarantor, which information includes the name, address, tax identification number and other information regarding the Borrower and the Guarantor that will allow JPMorgan to identify the Borrower and the Guarantor in accordance with the Patriot Act and the Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the Patriot Act and Beneficial Ownership Regulation and is effective for each of the Commitment Parties and each of their respective affiliates. The provisions of this Commitment Letter and/or in the Fee Letter relating to compensation, limitation of liability, indemnification, settlement, affiliate activities, sharing of information, absence of fiduciary relationships, confidentiality, electronic signatures, governing law, waiver of jury trial and waiver of objection to the laying of venue shall remain in full force and effect regardless of whether definitive documentation relating to the Facility shall be executed and delivered and notwithstanding the termination of this Commitment Letter and/or JPMorgan's commitment hereunder.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter, the Term Sheet and the Fee Letter by returning to us executed counterparts of this Commitment Letter and of the Fee Letter, together with the amounts agreed upon pursuant to the Fee Letter to be payable upon the acceptance hereof, not later than 11:59 p.m., New York City time, on December 22, 2024 (the "*Expiration Time*"). JPMorgan's commitments and agreements herein will expire at the Expiration Time in the event JPMorgan has not received (i) a complete copy of each of this Commitment Letter and the Fee Letter countersigned by you and with the date of your countersignature completed by you on such executed counterparts and (ii) such amounts in accordance with the immediately preceding sentence.

If you do so execute and deliver to us this Commitment Letter and the Fee Letter, together with the amounts agreed upon pursuant to the Fee Letter to be payable upon the acceptance hereof, at or prior to the Expiration Time, this Commitment Letter shall terminate at the earliest of (a) after execution of the Acquisition Agreement and prior to the consummation of the Transactions, the termination of the Acquisition Agreement by you or any of your affiliates in a signed writing in accordance with its terms (or your or any of your affiliate's written confirmation or public announcement thereof), (b) the consummation of the Acquisition without the funding of the Facility, (c) the execution and delivery of definitive documentation relating to the Facility and (iv) 11:59 p.m., New York City time, on the date that is five business days after the date falling nine months after the date hereof (such earliest time, the "*Termination Date*"). Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the commitments of the Commitment Parties hereunder and the agreement of the Commitment Parties to provide the services described herein shall automatically terminate unless all of the Commitment Parties shall, in their sole discretion, agree to an extension in writing; <u>provided</u> that the termination of any commitment pursuant to this paragraph shall not prejudice your rights and remedies in respect of any breach of this Commitment Letter that occurred prior to any such termination.

JPMorgan is pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By: __/s/Christophe Vohmann__
      Name: Christophe Vohmann
      Title: Managing Director

Accepted and agreed to as of
December 22, 2024, by:

EL PUERTO DE LIVERPOOL S.A.B. DE C.V.

By: _/s/ Graciano Francisco Guichard González_
 Name: Graciano Francisco Guichard González
 Title: Chairman of the Board

By: _/s/ Enrique Güijosa Hidalgo_____
 Name: Enrique Güijosa Hidalgo
 Title: Chief Executive Officer